

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

January 12, 2009

Timothy C. Carlson
Chief Financial Officer
ATMI, Inc.
7 Commerce Drive
Danbury, CT 06810

      RE: ATMI, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2007
              Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008
              and September 30, 2008
              File No. 1-16239

Dear Mr. Carlson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Sherry Haywood, Attorney, at (202) 551-3345 or, in her absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief